Dear Shareholder:

I am very pleased to report to you that Avitar achieved several strategic milestones in FY1999. Most significantly, in April we launched ORALscreen, the first rapid oral fluid screening device for substance abuse testing. ORALscreen uses our proprietary polyurethane and oral fluid technology to detect drugs of abuse (opiates, marijuana and cocaine).

We believe ORALscreen will become the drug test of choice among customers in our key corporate and public safety markets for several compelling reasons: it takes only fifteen minutes to obtain accurate results and is highly cost-effective; it is less invasive than urine- or blood-based testing; it eliminates the indignities, off-site handling and chain of custody concerns with urine testing; and, as an oral fluid-based product, it is preferred by users and test administrators alike over both urine- and blood-based tests.

Shipments of ORALscreen commenced in July, and in the last quarter of the year, we initiated a program of recruiting top talent from the laboratory diagnostics industry to join our team in an intensive effort to strengthen our direct sales and marketing organization.

Following  our  initial   success  with   ORALscreen,   we  are  now  developing
next-generation oral fluid-based products that further simplify the testing process and provide screening capability for additional substances of abuse.

Also in July, we acquired United States Drug Testing Laboratories (USDTL), an established company whose state-of-the-art product line complements our own. With this acquisition, which includes the proprietary HAIRscreen, we are now able to offer customers both short- and long-term (90 days and beyond) drug screening products and specialized testing services not available anywhere else.

All told, we now have the most comprehensive next-generation product portfolio in the drugs of abuse testing field, positioning Avitar as the technological leader in this $1 billion-plus industry.

1999 was also a year we pursued growth opportunities for our other core technology, medical-grade hydrophilic polyurethane foam used in specialized medical devices. Here, too, we have focused on bolstering our team through the hiring of individuals with significant industry experience.

Our ongoing quality efforts in this area were recognized when we were awarded ISO 9001 certification and EN 46001 registration for the quality management systems used in all phases of our development, manufacturing, service and distribution of Hydrasorb TM .

In FY1999, diagnostic test products accounted for approximately 22 percent of revenues, with the balance, 78 percent, stemming from our polyurethane foam disposable product line. Revenues for 1999 increased approximately 13 percent, to $2,495,423, up from $2,203,646 for FY1998. This growth was due to sales of substance abuse tests, including those from USDTL.

Net loss for FY1999 was $3,117,680, or $0.24 per share. In FY1998, the net loss from continuing operations was $1,894,124, or $0.12 per share. These results reflect the impact of accelerated research and development expenses to ramp up the ORALscreen product line, as well as our investment in sales and marketing to support all of our drug testing products.

In addition to the developments cited above, we see a significant opportunity for extending our oral fluid technology into another very promising area-clinical diagnostics. Initiatives we plan to take this coming year will allow us to evaluate this vast potential, which includes use of oral fluid testing for Lyme disease, diabetes, influenza and pregnancy, among a host of other possible medical applications.

We have proven that Avitar is truly a company of the 21st century-in technology, product line, quality and customer service. With the steps we are taking, including a commitment to initiating web-based marketing and sales as a channel for accelerating ORALscreen and HAIRscreen penetration, we are tremendously enthusiastic about Avitar's prospects and feel confident that we are positioned for significant future growth. We thank you for your continued confidence.

Sincerely,
Peter P. Phildius
Chairman and Chief Executive Officer

ORALscreen: a breakthrough product

Oral fluid technology combines advances in laboratory analysis and improvements in collection devices to create a breakthrough method of conducting diagnostic tests. Avitar's pioneering efforts in developing, patenting and commercializing this next-generation technology have fueled the company's leadership today in oral fluid drug testing and in creating the potential for safer, more efficient clinical diagnostic testing.

Until oral fluid technology became commercially viable, urine-based drug testing predominated; however, as drug testing in the workplace, in government and in law enforcement becomes commonplace, dissatisfaction with urine-based testing has grown.

With the launch of ORALscreen, Avitar became the first company to market a rapid point-of-contact oral fluid immunoassay kit for testing substances of abuse. It offers a three-panel screen for opiates, cocaine and THC, the intoxicating compound in marijuana. The product line will soon include an additional test for methamphetamines. It has been found that together these four (4) drugs account for some 96 percent of all positive drug screens.

Avitar's proprietary oral fluid technology-including two patents on its ORALscreen collection system and three additional patents pending-is based on the company's medical-grade hydrophilic polyurethane foam. This specialty foam has qualities that make it extremely well suited to oral fluid sampling and processing, thus enabling the first one-step, point-of-contact test.

ORALscreen offers a number of key advantages over conventional lab-based urine drug testing:

* ORALscreen is a rapid test, delivering accurate results in fifteen minutes or less.

* ORALscreen saves both time and costs.

* ORALscreen is performed face to face with the test subject, eliminating the risk of sample substitution or adulteration.

* ORALscreen eliminates the embarrassment and privacy concerns associated with urine testing.

* ORALscreen is a better, real-time indicator of "current influence" of the test subject.

* ORALscreen testing can be performed by any trained individual.

* ORALscreen minimizes chain of custody concerns.

How ORALscreen works

ORALscreen consists of a three-panel self-contained test kit and collection device-a wand tipped with our polyurethane AccusorbTM foam. The Accusorb tip is inserted into the mouth for up to 2 minutes to absorb oral fluid, after which a retractable hood is drawn over it. By squeezing the hood, a few drops of the fluid are dripped onto the test device.

As the fluid migrates from the sample well, it reaches a pad of antibody-coated particles. Drug in the sample binds to the appropriate antibody and the complex migrates down the strip. The complex encounters three (3) bands of immobilized drug in sequence. A fluid sample that does not contain one of the drugs will bind to the immobilized drug in each band creating a thin red line. If one of the drugs is present in the sample, nothing will bind to that band and no red line will appear. Thus, a red line indicates a negative result, and a positive result is indicated by the absence of a red line.

ORALscreen includes a procedural control to ensure that a sample has truly been added to the well and the test is working properly.

Oral fluid technology applications

Avitar believes that oral fluid technology holds great promise as a much-needed alternative to urine-based substance abuse testing. Although urine testing currently accounts for the lion's share (95 percent) of workplace drug testing, many employers believe adulteration is so commonplace as to undermine their testing efforts altogether (according to MRO Alert, April 1999). Oral fluid technology eliminates the barriers to successful drug testing with no compromise in accuracy.

We project that by 2004, the vast majority of corporations will have adopted oral fluid technology as the most reliable and user-friendly method to obtain accurate screening results.

Clinical diagnostic testing

Clinical diagnostic testing is on the verge of a paradigm shift, as the trend to non-invasive testing becomes reality. Oral fluid technology, we believe, holds a key to safer, cheaper and more rapid diagnostics, and Avitar is currently engaged in early-stage research and development to make this happen.

Generally speaking, oral fluid contains the same metabolites, analytes and infectious agents found in blood. While they are less concentrated than in blood or urine, they can now be detected thanks to developments in high-sensitivity immunoassay, making it possible to accurately diagnose many diseases and conditions using oral fluid as a test sample.

The potential, including the creation of new over-the-counter testing markets, is tremendous, and Avitar is pursuing potential applications of oral fluid technology in Lyme disease, diabetes, influenza and in testing for pregnancy. We estimate that up to 85 percent of clinical testing could eventually be converted to oral fluid-based testing.

86 percent of all major
corporations test at
least some of their
employees for substance
abuse.

Drug abuse kills 14,000 Americans and costs taxpayers nearly $70 billion in preventable healthcare costs per year, according to the U.S. Department of Health and Human Services.

Driven by stark realities such as this, in 1985, President Ronald Reagan introduced the Workplace Testing Act and inaugurated a nationwide effort to establish a drug-free workplace for federal employees. It was the watershed event that helped spur the meteoric growth of substance abuse testing from a $10 million industry into a $1 billion-plus global market with a 20 percent annual growth rate today.

The market that drug testing has created is extremely broad. It encompasses corporations, law enforcement agencies, correctional institutions and courts, public safety agencies, probation and parole and, increasingly, professional athletics and schools. The fastest growing segment-corporations-accounts for approximately 60 percent of the market.

Corporate market: E-Commerce/Bricks and Mortar

A major thrust of Avitar's marketing strategy to the corporate market is to aggressively target the segment comprised of small- to mid-size companies (250 employees or less) through E-Commerce. This will enable Avitar to use the powerful leverage of the Internet to market to 60 percent of all corporations in the U.S. where the need for a simple-to-use, rapid and cost-effective test- and a manageable testing program-is greatest. Avitar's customers will not only be able to learn about the company's products and services through its sophisticated website, but will also have the ability to purchase products and services, receive training and access laboratory test results through the Internet. In addition, strategic partnerships will be formed with E-Commerce based providers of human resources services to co-market Avitar's products and services.

To large corporations, Avitar is pursuing a more traditional marketing approach using established channels of distributions based on a highly experienced direct sales force. This combination of E-Commerce plus bricks and mortar marketing will enable Avitar to cost-effectively serve the entire corporate market.

Smaller corporations' unmet testing needs

It is estimated that less than 20 percent of small businesses currently have drug testing programs in place, yet studies indicate that 75 percent are interested in testing.

With ORALscreen, Avitar is uniquely positioned to penetrate this market and serve high turnover industries such as temporary staffing, hospitality and food services and retail with a solution that offers the ability to do high-volume testing more quickly and less expensively than ever before.

Larger corporations: more testing, plenty of dissatisfaction

U.S. companies report spending between $7,000 and $10,000 annually on each drug-abusing employee. Health, safety and lost productivity are big issues in the world of the large corporation.

Today, according to a recent study by the American Medical Association, 86 percent of all major corporations test at least some of their employees for substance abuse. This is up 20 percent from five years ago. They use testing for pre-employment screening, random screening, probable cause, post-accident and follow-up testing utilized in Employment Assistance Programs (EAP).

The vast majority of drug testing is currently urine based. However, as the demand continues to grow, the inherent flaws of urine-based sampling-including privacy concerns as well as the risk of adulteration or substitution-are more evident than ever. They are calling into question the value of this method, particularly in pre-employment screening.

Again, Avitar has a better answer-an oral fluid technology that offers the first commercially viable method to improve the process of drug testing with no sacrifice in accuracy... drug testing with dignity.

Oral fluid technology gains government acceptance

The public safety market, comprised of courts, highway patrol, parole and corrections, child protective services, law enforcement and other specialized agencies, boasts tremendous market potential for oral fluid testing. Across the board, ORALscreen overcomes the time delays, inconvenience and indignities of urine-based testing.

In 1999, the Department of Health and Human Services' Drug Testing Advisory Board (DTAB) reported that oral fluid and hair testing technology is valid and beneficial for use in drug testing programs. The DTAB assists in policy-making related to employer-sponsored substance abuse testing programs.

In the key area of transportation, greater government regulation, requiring regular drug screening of all employees in safety-related positions, is fueling the potential for oral fluid technology in a massive, nationwide industry.

Clinical diagnostics market estimated at $20 billion

ORALscreen's early success in the drug testing market has enabled Avitar to begin pursuing its next strategic objective: entering the $20 billion diagnostic testing market using oral fluid as the sample type. Conditions such as Lyme disease, diabetes, influenza and pregnancy will be early targets for our research and product development efforts.

There are a number of potential reasons favoring the eventual use of oral fluid testing rather than blood- or urine-based tests for diagnostics:

* It is non-invasive to the patient.

* It is quick and easy to obtain samples.

* Costs are significantly less for collection and materials.

* It is less likely to cause cross-contamination.

Bottom line, Avitar is poised to take advantage of tremendous and exciting market opportunities in the years ahead.

Report of Independent Certified Public Accountants


To the Board of Directors and Stockholders
Avitar, Inc.

We have audited the accompanying consolidated balance sheet of Avitar, Inc. and subsidiaries as of September 30, 1999, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the two years in the period ended September 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Avitar, Inc. and subsidiaries as of September 30, 1999, and the results of their operations and their cash flows for each of the two years in the period ended September 30, 1999, in conformity with generally accepted accounting principles.


                                                 BDO Seidman, LLP


Boston, Massachusetts
November 30, 1999

Except for Note 15 for
which the date is
January 13, 2000


- ----------------------------------------------------------------------------------------------------------------------

September 30,                                                                                                     1999
- ----------------------------------------------------------------------------------------------------------------------

Assets


Current:
   Cash and cash equivalents                                                                             $     280,758
   Accounts receivable, less allowance for doubtful
     accounts of $35,000 (Notes 5 and 14)                                                                      458,859
   Inventories (Note 6)                                                                                        225,081
   Prepaid expenses and other (including employee
     receivables of $30,900)                                                                                   141,108
   Preferred stock subscription receivable (Note 12)                                                           242,000
- ----------------------------------------------------------------------------------------------------------------------

     Total current assets                                                                                    1,347,806




Property and equipment, net (Note 7)                                                                           314,220




Goodwill, net of accumulated amortization of $70,424                                                         2,746,528




Other assets (Note 8)                                                                                          366,071
- ----------------------------------------------------------------------------------------------------------------------



                                                                                                         $   4,774,625
- ----------------------------------------------------------------------------------------------------------------------

                                                   Avitar, Inc. and Subsidiaries

                                                      Consolidated Balance Sheet

- ----------------------------------------------------------------------------------------------------------------------
September 30,                                                                                                     1999
- ----------------------------------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity

Current liabilities:
   Short-term debt (including $7,063 due to affiliates) (Note 9)                                        $      485,856
   Accounts payable                                                                                            813,894
   Accrued expenses (including $10,778 due to affiliates)                                                      660,684
   Current maturities of long-term debt (Note 10)                                                               32,236
   Current portion of capital lease obligation (Note 11)                                                        93,891
- ----------------------------------------------------------------------------------------------------------------------

     Total current liabilities                                                                               2,086,561

Long-term debt, less current maturities (Note 10)                                                               50,650

Capital lease obligation, less current portion (Note 11)                                                        99,180
- ----------------------------------------------------------------------------------------------------------------------

     Total liabilities                                                                                       2,236,391
- ----------------------------------------------------------------------------------------------------------------------

Commitments and contingency (Notes 11 and 14)

Stockholders' equity (Note 12):
   Series A and B convertible preferred stock, $.01 par value; authorized 5,000,000 shares;
     1,720,095 shares issued and outstanding, with aggregate liquidation value - Series A -
     $53,548 plus 7% annual dividend; Series B - $3,994,382                                                     17,201
   Common stock, $.01 par value; authorized 75,000,000 shares; 24,498,642 shares
     issued and outstanding                                                                                    244,987
   Additional paid-in capital                                                                               24,450,661
   Accumulated deficit                                                                                     (21,718,147)
- ----------------------------------------------------------------------------------------------------------------------

                                                                                                             2,994,702

   Less preferred stock subscription receivable                                                               (456,468)
- ----------------------------------------------------------------------------------------------------------------------

     Total stockholders' equity                                                                              2,538,234
- ----------------------------------------------------------------------------------------------------------------------

                                                                                                        $    4,774,625
- ----------------------------------------------------------------------------------------------------------------------

                    See accompanying notes to consolidated financial statements.

                                                   Avitar, Inc. and Subsidiaries

                                           Consolidated Statements of Operations
- ------------------------------------------------------------------------------

Years ended September 30,                                                      1999                 1998
- --------------------------------------------------------------------------------------------------------
Sales (Note 14)                                                       $   2,495,423         $  2,203,646
- -----------------------------------------------------------------------------------------------------

Operating expenses:
   Cost of sales                                                          2,059,483            1,920,169
   Selling, general and administrative                                    2,673,415            1,530,061
   Research and development                                                 792,211              546,233
   Amortization of goodwill                                                  70,424                    -
- --------------------------------------------------------------------------------------------------------

     Total operating expenses                                             5,595,533            3,996,463
- --------------------------------------------------------------------------------------------------------

     Loss from operations                                                (3,100,110)          (1,792,817)
- --------------------------------------------------------------------------------------------------------

Other income (expense):
   Interest income                                                           30,273                8,126
   Interest expense and financing costs (includes $716 and
     $565 to affiliates)                                                   (121,572)            (135,398)
   Other, net                                                                73,729               25,965
- --------------------------------------------------------------------------------------------------------

     Total other expense                                                    (17,570)            (101,307)
- --------------------------------------------------------------------------------------------------------

Loss from continuing operations                                          (3,117,680)          (1,894,124)

Discontinued operations (Note 4):
   Loss from operations of MHB                                                    -              (71,914)
   Gain on sale of MHB                                                            -            1,208,084
- --------------------------------------------------------------------------------------------------------

Net loss                                                              $  (3,117,680)        $   (757,954)
- --------------------------------------------------------------------------------------------------------

Basic and diluted income (loss) per share (Note 12):
   Loss per share from continuing operations                          $        (.24)        $       (.12)
   Income per share from discontinued operations                                                     .07
- --------------------------------------------------------------------------------------------------------

Net loss per share                                                    $        (.24)        $       (.05)
- --------------------------------------------------------------------------------------------------------

                    See accompanying notes to consolidated financial statements.

                                                   Avitar, Inc. and Subsidiaries

                       Consolidated Statements of Stockholders' Equity (Deficit)
                                                                       (Note 12)
- ------------------------------------------------------------------------------


                                                                        Preferred Stock             Common Stock
                                                                    ----------------------    ------------------------
Years ended September 30, 1999 and 1998                                Shares       Amount        Shares        Amount
- ----------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1997                                         657,249      $ 6,572    15,234,218     $ 152,342
   Sale of common stock, net of expenses                                    -            -       100,000         1,000
   Conversion of notes payable                                              -            -     2,093,020        20,930
   Issuance of common stock for services                                    -            -        84,315           843
   Redemption of common stock                                               -            -       (41,785)         (417)
   Sale of Series B preferred stock, net of expenses                  135,339        1,354             -             -
   Net loss                                                                 -            -             -             -
- ----------------------------------------------------------------------------------------------------------------------

Balance at September 30, 1998                                         792,588        7,926    17,469,768       174,698
   Conversion of Series A preferred stock into common stock          (603,701)      (6,037)    1,811,103        18,111
   Conversion of Series B preferred stock into common stock           (36,771)        (368)      367,440         3,674
   Conversion of notes payable from affiliates into Series B
     preferred stock                                                   24,570          246             -             -
   Issuance of common stock for services                                    -            -        87,111           871
   Exercise of stock options                                                -            -        56,450           565
   Sale of Series B preferred stock, net of expenses                1,542,966       15,430             -             -
   Exercise of warrants                                                     -            -     2,244,200        22,442
   Issuance of common stock in connection with settlement of
     litigation                                                             -            -       400,000         4,000
   Issuance of common stock in connection with acquisition of
     USDTL                                                                  -            -     2,062,570        20,626
   Payment of preferred stock dividend, Series B preferred stock          443            4             -             -
   Accreted dividends, Series B preferred stock                             -            -             -             -
   Value of warrants issued in connection with Series B preferred
     stock sales                                                            -            -             -             -
   Net loss                                                                 -            -             -             -
- ----------------------------------------------------------------------------------------------------------------------

Balance at September 30, 1999                                       1,720,095      $17,201    24,498,642     $ 244,987
- ----------------------------------------------------------------------------------------------------------------------
                                                                                                     Preferred
                                                                     Additional                        Stock
                                                                       Paid-in       Accumulated    Subscription
Years ended September 30, 1999 and 1998                                Capital         Deficit       Receivable
- ----------------------------------------------------------------------------------------------------------------
Balance at September 30, 1997                                       $14,866,017    $(16,351,255)       $       -
   Sale of common stock, net of expenses                                 24,000               -                -
   Conversion of notes payable                                          434,034               -                -
   Issuance of common stock for services                                 18,698               -                -
   Redemption of common stock                                           (19,208)              -                -
   Sale of Series B preferred stock, net of expenses                    173,247               -                -
   Net loss                                                                   -        (757,954)               -
- ----------------------------------------------------------------------------------------------------------------

Balance at September 30, 1998                                        15,496,788     (17,109,209)               -
   Conversion of Series A preferred stock into common stock             (12,074)              -                -
   Conversion of Series B preferred stock into common stock              (3,306)              -                -
   Conversion of notes payable from affiliates into Series B
     preferred stock                                                    199,754               -                -
   Issuance of common stock for services                                 27,875               -                -
   Exercise of stock options                                             20,625               -                -
   Sale of Series B preferred stock, net of expenses                  3,642,870               -         (456,468)
   Exercise of warrants                                                 844,650               -                -
   Issuance of common stock in connection with settlement of
     litigation                                                          (4,000)              -                -
   Issuance of common stock in connection with acquisition of
     USDTL                                                            2,746,225               -                -
   Payment of preferred stock dividend, Series B preferred stock          8,915          (8,919)               -
   Accreted dividends, Series B preferred stock                         873,073        (873,073)               -
   Value of warrants issued in connection with Series B preferred
     stock sales                                                        609,266        (609,266)               -
   Net loss                                                                   -      (3,117,680)               -
- ----------------------------------------------------------------------------------------------------------------

Balance at September 30, 1999                                       $24,450,661    $(21,718,147)       $(456,468)
- ----------------------------------------------------------------------------------------------------------------

                    See accompanying notes to consolidated financial statements.

                                                   Avitar, Inc. and Subsidiaries

                                           Consolidated Statements of Cash Flows
- ------------------------------------------------------------------------------

Years ended September 30,                                                                    1999                 1998
- ----------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net loss                                                                         $  (3,117,680)        $   (757,954)
   Adjustments to reconcile net loss to net cash used in
     operating activities
     Gain on sale of MHB                                                                        -           (1,208,084)
     Depreciation and amortization                                                        121,112              131,864
     Amortization of goodwill                                                              70,424                    -
     Noncash charge for services and compensation                                          28,746               19,541
     Changes in operating assets and liabilities excluding effects of purchase of USDTL:
       Accounts receivable                                                               (108,051)             (71,888)
       Inventories                                                                        (82,891)                 263
       Prepaid expenses and other current assets                                           (8,177)             (38,631)
       Other assets                                                                      (327,627)              15,358
       Accounts payable and accrued expenses                                               77,540              434,413
- ----------------------------------------------------------------------------------------------------------------------

         Net cash used in operating activities                                         (3,346,604)          (1,475,118)
- ----------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
   Acquisition of USDTL, net of cash acquired                                              11,882                    -
   Purchases of property and equipment                                                    (69,179)              (1,996)
- ----------------------------------------------------------------------------------------------------------------------

         Net cash used in investing activities                                            (57,297)              (1,996)
- ----------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
   Proceeds from sale of MHB                                                                    -            1,286,000
   Proceeds from notes payable and long-term debt                                               -              340,034
   Repayments of notes payable and long-term debt                                        (175,938)            (381,925)
   Sales of preferred stock, common stock and warrants                                  2,959,832              199,601
   Exercise of stock options and warrants                                                 888,282                    -
   Redemption of common stock                                                                   -              (19,625)
- ----------------------------------------------------------------------------------------------------------------------

         Net cash provided by financing activities                                      3,672,176            1,424,085
- ----------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents                                      268,275              (53,029)

Cash and cash equivalents, beginning of year                                               12,483               65,512
- ----------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of year                                              $     280,758         $     12,483
- ----------------------------------------------------------------------------------------------------------------------

                                                   Avitar, Inc. and Subsidiaries

                                           Consolidated Statements of Cash Flows
                                                                     (Concluded)
- ------------------------------------------------------------------------------

Years ended September 30,                                                                    1999                 1998
- ----------------------------------------------------------------------------------------------------------------------
Supplemental disclosures of cash flow information:
   Cash paid during the year for:
     Interest                                                                       $     122,300         $    124,100
     Taxes                                                                          $         500         $      2,100

Supplemental schedule of noncash investing and financing activities:

   Notes payable of $200,000 were converted into preferred stock during 1999.

   Notes payable of $454,964 were converted into common stock during 1998.

   Accounts payable in the amount of $232,188, which was due to the Company's landlord for past due rent obligations, was converted into notes payable during 1999. (See Note 9).

   During 1999, 400,000 shares of common stock was issued in connection with settlement of litigation. (See Note 12).

   During 1999, 603,701 shares of Series A preferred stock were converted into 1,811,103 shares of common stock.

   During 1999, 36,771 shares of Series B preferred stock were converted into 367,440 shares of common stock.

   During 1999, the Company acquired all the outstanding capital stock of United
    States Drug Testing Laboratories, Inc. as follows:

    Fair value of assets acquired excluding cash received of $11,882               $     396,554
    Liabilities assumed                                                                 (375,085)
    Direct costs of acquisition                                                          (83,452)
    Common stock issued                                                               (2,766,851)
    Goodwill                                                                           2,816,952
- ---------------------------------------------------------------------------------------------------------------------

      Net cash received                                                            $     (11,882)
- ---------------------------------------------------------------------------------------------------------------------

                    See accompanying notes to consolidated financial statements.

                                                   Avitar, Inc. and Subsidiaries

                                      Notes to Consolidated Financial Statements
- ------------------------------------------------------------------------------

1.     Description of                 Avitar, Inc. ("Avitar" or the "Company")
       Business and Basis             through its wholly-owned subsidiaries,
       Of Presentation                Avitar Technologies, Inc. ("ATI") and
                                      United States Drug Testing Laboratories,
                                      Inc. ("USDTL") designs, develops,
                                      manufactures, markets, and provides
                                      healthcare and diagnostic test products
                                      and services. Avitar sells its products
                                      and services to large medical supply
                                      companies, diagnostic test distributors, governmental agencies and employers. The
                                      Company operates in one reportable
                                      segment.

                                      Managed Health Benefits Corporation
                                      ("MHB"), another wholly-owned subsidiary of Avitar, was in the business of providing cost containment services to assist employers and other third-party payers in controlling costs of group medical, workers' compensation and disability benefits. Avitar consummated a sale of MHB's net assets and business in October 1997. The Company received $1,286,000 and recorded a gain of $1,208,084 in fiscal 1998. The MHB business has been treated as a
                                      discontinued operation (see Note 4).

                                                   Avitar, Inc. and Subsidiaries

                                      Notes to Consolidated Financial Statements
- ------------------------------------------------------------------------------

2.     Summary of
       Significant
       Accounting
       Policies

       Estimates and                  The preparation of financial statements in
       Assumptions                    conformity with generally accepted
                                      accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       Principles of                  The consolidated financial statements
       Consolidation                  include the accounts of the Company and
                                      its wholly-owned subsidiaries. The results of USDTL are included from July 9, 1999, the effective date of acquisition as described in Note 3. All significant intercompany balances and transactions have been eliminated.

       Revenue                        Sales of products and services are
       Recognition                    recorded in the period the products are
                                      shipped or services are provided.

       Cash Equivalents The Company considers all highly liquid investments and interest-bearing certificates of deposit with original maturities of three months or less to be cash equivalents.

       Inventories                    Inventories are recorded at the lower of
                                      cost (determined on a first-in, first-out basis) or market.

       Property and                   Property and equipment (including
       Equipment                      equipment under capital leases) is
                                      recorded at cost at the date of
                                      acquisition. Depreciation is computed
                                      using the straight-line method over the
                                      estimated useful lives of the assets
                                      (three to seven years). Leasehold
                                      improvements are amortized over the terms of the leases. Expenditures for repairs and maintenance are expensed as incurred.

                                                   Avitar, Inc. and Subsidiaries

                                      Notes to Consolidated Financial Statements
- ------------------------------------------------------------------------------

2.     Summary of
       Significant
       Accounting
       Policies
       (Continued)

       Goodwill Goodwill resulting from the excess of cost over fair value of net assets acquired is being amortized on a straight-line basis over 10 years. The Company evaluates the recoverability and remaining life of its goodwill and determines whether the goodwill should be completely or partially written-off or the amortization period accelerated. The Company will recognize an impairment of goodwill if undiscounted estimated future operating cash flows of the acquired business are determined to be less than the carrying amount of the goodwill. If the Company determines that the goodwill has been impaired, the measurement of the impairment will be equal to the excess of the carrying amount of the goodwill over the amount of the undiscounted estimated future operating cash flows. If an impairment of goodwill were to occur, the Company would reflect the impairment through a reduction in the carrying value of goodwill.

       Patents Patent costs are being amortized over their estimated useful lives of 5 - 7 years by the straight-line method.

       Research and                   Research and development costs are
       Development                    expensed as incurred.

       Income (Loss)                  The Company follows Statement of Financial
       Per Share of                   Accounting Standards No. 128 ("SFAS 128")
       Common Stock                   "Earnings per Share." Under SFAS 128,
                                      basic earnings per share excludes the
                                      effect of any dilutive options, warrants or convertible securities and is computed by dividing the net income (loss) available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed by dividing the net income (loss) available to common shareholders by the sum of the weighted average number of common shares and common share equivalents computed using the average market price for the period under the treasury stock method.

                                                   Avitar, Inc. and Subsidiaries

                                      Notes to Consolidated Financial Statements
- ------------------------------------------------------------------------------

2.     Summary of
       Significant
       Accounting
       Policies
       (Continued)

       Stock Options The Company follows the provisions of Statement of Financial Accounting Standard No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation." The Company accounts for stock options at their intrinsic value with disclosure of the effects of fair value accounting on net income (loss) and income (loss) per basic and diluted share of common stock on a pro forma basis.

       Income Taxes Income taxes are accounted for using the liability method as set forth in Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under this method, deferred income taxes are provided on the differences in basis of assets and liabilities between financial reporting and tax returns using enacted rates. Valuation allowances have been recorded (see Note 13).

       Fair Value of                  The carrying amounts of cash, accounts
       Financial                      receivable and accounts payable
       Instruments                    approximate fair value because of the
                                      short-term nature of these items. The
                                      current fair values of the short and
                                      long-term debt approximate fair value
                                      because of the respective interest rates.

       Advertising                    The Company expenses advertising costs as
                                      incurred. Advertising expense was
                                      approximately $265,000 and $0 in fiscal
                                      1999 and 1998, respectively.

                                                   Avitar, Inc. and Subsidiaries

                                      Notes to Consolidated Financial Statements
- ------------------------------------------------------------------------------

2.     Summary of
       Significant
       Accounting
       Policies
       (Continued)

       Recent                         In June 1998, the Financial Accounting
       Accounting                     Standards Board issued SFAS No. 133,
       Standards                      "Accounting for Derivative Instruments and
                                      Hedging Activities." SFAS No. 133 requires companies to recognize all derivative contracts at their fair values, as either assets or liabilities on the balance sheet. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (1) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk, or (2) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. SFAS
                                      No. 133, as amended by SFAS No. 137, is
                                      effective for all fiscal quarters of
                                      fiscal years beginning after June 15,
                                      2000.

                                      Historically, the Company has not entered into derivative contracts either to hedge existing risks or for speculative purposes. Accordingly, the Company does not expect adoption of the new standard to affect its financial statements.

                                                   Avitar, Inc. and Subsidiaries

                                      Notes to Consolidated Financial Statements
- ------------------------------------------------------------------------------

3.     Acquisition                    On July 9, 1999 the Company acquired all
                                      the outstanding capital stock of United
                                      States Drug Testing Laboratories, Inc.
                                      ("USDTL") in exchange for approximately 2 million restricted shares of common stock of Avitar which were valued at fair value at the date of acquisition. The amount of consideration was determined by arm's length negotiation between Avitar and the majority stockholders of USDTL, taking into account the revenues and prospects for USDTL. The acquisition was recorded using the purchase method of accounting.
                                      USDTL is engaged in the business of
                                      providing specialized laboratory testing operations including substance abuse identification and other related services.

                                      The consolidated statements of operations and cash flows for the year ended September 30, 1999 include the results of operations and cash flows of USDTL from July 9, 1999 through September 30, 1999.

                                      The unaudited pro forma combined results of operations of the Company and the business acquired in fiscal 1999 for the years ended September 30, 1999 and 1998, assuming that the transaction had occurred at October 1, 1997 and after giving effect to certain pro forma adjustments are as follows:

                                      Years ended September 30,                                   1999                1998
                                      ------------------------------------------------------------------------------------
                                      Revenue                                           $    3,234,089      $    3,363,692
                                      Net loss from continuing operations               $   (3,450,008)     $   (2,161,080)
                                      Net loss per common share:
                                         Basic and diluted                              $         (.24)     $         (.12)

4.     Discontinued                   In fiscal 1997, the Company pursued the
       Operations                     sale of its wholly-owned subsidiary,
                                      Managed Health Benefits Corporation
                                      ("MHB"). On October 27, 1997, the Company sold MHB's net assets and business and received $1,286,000. The Company's financial statements reflect MHB as a discontinued operation.

                                                   Avitar, Inc. and Subsidiaries

                                      Notes to Consolidated Financial Statements
- -------------------------------------------------------------------------------------

4.     Discontinued                   Following is a summary of the results of
       Operations                     operations of MHB:
       (Continued)
                                      Year ended September 30,                   1998
                                      -----------------------------------------------
                                      Sales                                $   13,737
                                      Operating expenses                      (85,651)
                                      -----------------------------------------------

                                      Net loss                             $  (71,914)
                                      -----------------------------------------------

5.     Accounts                       At September 30, 1999, accounts receivable
       Receivable                     in the amount of $110,689 were factored
                                      with a financial services organization at
                                      full recourse against the Company. The
                                      Company pays an administration fee of .25%
                                      of each purchased receivable and 2% per
                                      month of the average daily account balance
                                      outstanding. Interest expense charged to
                                      operations amounted to approximately
                                      $56,000 and $55,000 during the years ended
                                      September 30, 1999 and 1998, respectively.

6.     Inventories                    Inventories consist of the following:

                                      September 30,                              1999
                                      -----------------------------------------------

                                      Raw materials                       $    86,983
                                      Work-in-process                          74,462
                                      Finished goods                           63,636
                                      -----------------------------------------------

                                                                          $   225,081
                                      -----------------------------------------------

                                                   Avitar, Inc. and Subsidiaries

                                      Notes to Consolidated Financial Statements
- ------------------------------------------------------------------------------

7.     Property and                   Property and equipment consists of the
       Equipment                      following:

                                      September 30,                              1999
                                      -----------------------------------------------
                                      Equipment                          $    778,225
                                      Furniture and fixtures                   89,470
                                      Leasehold improvements                   28,217
                                      Construction-in-progress                 31,600
                                      -----------------------------------------------

                                                                              927,512
                                      Less: accumulated depreciation
                                        and amortization                     (613,292)
                                      -----------------------------------------------

                                                                         $    314,220
                                      -----------------------------------------------

                                      At September 30, 1999, the cost of
                                      equipment under capital leases was
                                      $663,562 and the related accumulated
                                      amortization was $457,172. The estimated cost to complete construction-in-progress at September 30, 1999 is approximately $15,000.

8.     Other Assets                   Other assets consist of the following:

                                      September 30,                              1999
                                      -----------------------------------------------
                                      Restricted cash                     $   270,000
                                      Patents                                 108,257
                                      Other                                    36,000
                                      -----------------------------------------------

                                                                              414,257

                                      Less accumulated amortization           (48,186)
                                      -----------------------------------------------

                                      Other assets, net                   $   366,071
                                      -----------------------------------------------

                                                   Avitar, Inc. and Subsidiaries

                                      Notes to Consolidated Financial Statements
- ------------------------------------------------------------------------------

8.     Other Assets                   In connection with the purchase of USDTL,
       (Continued)                    the Company entered into an escrow
                                      agreement. Pursuant to this agreement,
                                      $270,000 was deposited with an escrow
                                      agent as additional security for certain commitments of USDTL assumed by the Company. The funds will be released back to the Company as commitments are reduced, no later than July 1, 2001, unless there are unresolved claims outstanding. These funds have been classified as restricted cash.


9.     Short-Term Debt                Short-term debt consists of the following:

                                      September 30,                                                1999
                                      -----------------------------------------------------------------
                                      Revolving Credit Agreement with a bank, due on
                                        demand, monthly interest payments at prime plus 3%
                                        (11% at September 30, 1999).                          $ 247,820

                                      Note payable to landlord, interest at 12%, payable
                                        in monthly installments of $20,425, including
                                        interest, through September 2000.                       195,800

                                      Note payable to insurance company, interest at
                                        7.95%, payable in monthly installments of $5,516,
                                        including interest, through February 2000.               26,205

                                      Note payable to bank, interest at 8.5%, payable in
                                        monthly installments of $1,148, including interest,
                                        through September 2000.                                   8,968

                                      Funds advanced from various related parties,
                                        interest at 10%.                                          7,063
                                      -----------------------------------------------------------------
                                                                                              $ 485,856
                                      -----------------------------------------------------------------

                                      The Revolving Credit Agreement (the
                                      "Agreement") provides for borrowings up to $250,000 and expires in July 2000. Outstanding borrowings are collateralized by the assets of the Company and guaranteed by certain principals of the Company. The Agreement requires the Company to maintain certain financial and other covenants.

                                                   Avitar, Inc. and Subsidiaries

                                      Notes to Consolidated Financial Statements
- ------------------------------------------------------------------------------

 9.    Short-Term Debt                In August 1999, the Company entered into
       (Continued)                    the note payable to landlord for past due
                                      rent obligations. The note was signed in conjunction with a Forbearance Agreement in which the landlord's rights and remedies under the lease were waived until September 2000.

10.    Long-Term Debt                 Long-term debt consists of the following:

                                      September 30,                                                1999
                                      -----------------------------------------------------------------
                                      Note payable to bank maturing February 5,
                                        2002, principal and interest at 8.00% per
                                        annum payable in monthly installments of
                                        $3,138, including interest, collateralized
                                        by general business assets of USDTL and
                                        personal residence of USDTL's former
                                        owner.                                                 $ 82,886

                                      Less current maturities                                   (32,236)
                                      -----------------------------------------------------------------

                                      Long-term debt                                           $ 50,650
                                      -----------------------------------------------------------------

                                      Maturities of long-term debt are as
                                      follows:

                                      September 30,                       Amount
                                      ------------------------------------------

                                      2000                              $ 32,236
                                      2001                                34,911
                                      2002                                15,739
                                      ------------------------------------------

                                                                        $ 82,886
                                      ------------------------------------------

                                                   Avitar, Inc. and Subsidiaries

                                      Notes to Consolidated Financial Statements
- ------------------------------------------------------------------------------

11.    Commitments and
       Contingency

       Lease ATI and USDTL lease office space under operating leases which expire in 2005 and November 1999, respectively. Certain additional costs are incurred in connection with the leases and the leases may be renewed for additional periods. ATI leases certain equipment under capital leases.

                                      Rental expense under the noncancelable
                                      operating leases charged to continuing
                                      operations for the years ended September
                                      30, 1999 and 1998 totaled approximately
                                      $455,000 in each year.

                                      In fiscal 1995, the Company issued
                                      warrants to purchase 150,000 shares of its common stock to its lessor at an exercise price of $.50 per share. All warrants were exercised during fiscal 1999.

                                      Future minimum rentals are as follows:

                                                                                   Capital            Operating
                                      -------------------------------------------------------------------------
                                      2000                                      $   105,384         $   500,270
                                      2001                                           62,213             503,120
                                      2002                                           35,079             503,120
                                      2003                                            5,707             503,120
                                      2004                                                -             503,120
                                      Thereafter                                          -             209,633
                                      -------------------------------------------------------------------------

                                      Total minimum lease payments                  208,383         $ 2,722,383
                                                                                                    -----------
                                      Less amount representing interest             (15,312)
                                      -----------------------------------------------------

                                      Present value of net minimum
                                        lease payments                              193,071

                                      Less current portion                          (93,891)
                                      -----------------------------------------------------

                                      Long-term portion                         $    99,180
                                      -----------------------------------------------------

                                      Total minimum rentals have not been
                                      reduced by $60,000 to be received in the future under a non-cancelable sublease expiring July 31, 2000.

                                                   Avitar, Inc. and Subsidiaries

                                      Notes to Consolidated Financial Statements
- ------------------------------------------------------------------------------

11.    Commitments and
       Contingency
       (Continued)

       Employment                     The Company entered into employment
       Agreements                     agreements with its two principal
                                      executives, which payments thereunder were subsequently assigned to an affiliate. The agreements provide for annual compensation aggregating $300,000 per year, plus cost-of-living increases and bonuses based upon pre-tax income, as defined. In the event of a change in control of the Company, the two executives may be entitled to receive up to two times their annual salary plus prior bonus. The agreements renew automatically on an annual basis and may be terminated upon 60 days written notice by either party.
                                      Expenses under these agreements totaled
                                      approximately $300,000 in each of 1999 and 1998.

                                      In July 1999, the Company entered into
                                      employment agreements with two executives of USDTL. The agreements provide for annual compensation aggregating $226,000 per year, plus cost-of-living increases and bonuses or commissions, as defined. The agreements terminate on July 1, 2004. Expenses under these agreements totaled approximately $64,000 in 1999.

       Retirement                     Plan In February 1998, the Company adopted
                                      a defined contribution retirement plan
                                      which qualifies under Section 401(k) of
                                      the Internal Revenue Code, covering
                                      substantially all employees. Participant contributions are made as defined in the Plan agreement. Employer contributions are made at the discretion of the Company. No
                                      Company contributions were made in 1999 or 1998.

                                                   Avitar, Inc. and Subsidiaries

                                      Notes to Consolidated Financial Statements
- ------------------------------------------------------------------------------

12.    Stockholders'
       Equity

       Preferred Stock                Preferred stock consists of the following;

                                      September 30,                         1999
                                      ------------------------------------------

                                      Series A                            53,548
                                      Series B                         1,666,547
                                      ------------------------------------------

                                      Total                            1,720,095
                                      ------------------------------------------

                                      The 53,548 shares of Series A convertible preferred stock issued and outstanding entitle the holder of each share to: convert it, at any time, at the option of the holder, into three shares of common stock subject to antidilution provisions; receive dividends in an amount equal to 110% of the dividends paid on the Company's common stock into which each share is convertible; redeem, in whole or in part, at the Company's option at a price of $1.00 per share if the common stock trades at $3.00 or more per share for a defined period; and receive $1.00 per share plus a liquidating dividend of 7% annually in preference to holders of common stock in the event of liquidation.

                                                   Avitar, Inc. and Subsidiaries

                                      Notes to Consolidated Financial Statements
- ------------------------------------------------------------------------------

12.    Stockholders'
       Equity
       (Continued)

       Preferred Stock                The 1,666,547 shares of Series B
       (Continued)                    convertible preferred stock issued and
                                      outstanding entitle the holder of each
                                      share to: convert it, at any time, at the option of the holder, into ten shares of common stock subject to antidilution provisions and receive dividends amounting to an annual 8% cash dividend or 10% stock dividend payable in shares of Series B preferred stock computed on the amount invested, at the discretion of the Company. After one year from the date of issuance, the Company may redeem, in whole or in part, the outstanding shares at the offering price in the event that the average closing price of ten shares of the Company's common stock shall equal or exceed 300% of the offering price for any 20 consecutive trading days prior to the notice of redemption; and liquidating distributions of an amount per share equal to the offering price. In connection with preferred stock issuances in 1999,
                                      $698,468 of subscription receivables
                                      remain outstanding as of September 30,
                                      1999. Of this amount, $242,000 is
                                      classified as a current asset as this cash was collected subsequent to year end.
                                      Approximately 101,100 shares of the Series
                                      B convertible preferred stock were issued with a conversion price below the common stock's quoted value, and as a result, accreted dividends of approximately
                                      $873,073 were recorded and included in
                                      the earnings per share calculation.
                                      Undeclared and unpaid dividends amounted to $274,677 at September 30, 1999.

                                                   Avitar, Inc. and Subsidiaries

                                      Notes to Consolidated Financial Statements
- ------------------------------------------------------------------------------

12.    Stockholders'
       Equity
       (Continued)

       Common Stock                   The Company has outstanding warrants
       Purchase                       entitling the holders to purchase one
       Warrants                       share of common stock at the applicable
                                      exercise price. No warrants were
                                      exercised, expired or cancelled in fiscal
                                      1998. Warrants were exercised for
                                      2,244,200 shares in fiscal 1999 and
                                      warrants covering 473,500 shares were
                                      cancelled or expired in fiscal 1999. In
                                      fiscal 1999 and 1998, warrants covering
                                      8,061,000 and 949,200 shares were issued, respectively, primarily in connection with preferred stock issuances The value of the warrants issued in connection with preferred stock sales amounted to
                                      $609,266. This amount was recorded and
                                      included in the earnings per share
                                      calculation. The value of the other
                                      warrants issued was not material to the
                                      financial statements. The following is a summary of shares issuable upon the exercise of warrants (9,420,800 of which are exercisable) at September 30, 1999.

                                                      Exercise         Shares       Expiration
                                                        Price         Issuable         Date
- ----------------------------------------------------------------------------------------------
Warrants issued to consultant for services provided  $         .25      100,000    2001 - 2003

Warrants issued in connection with preferred
  stock issuance                                      .225 -  2.39    7,356,600    1999 - 2001

Warrants issued in connection with merger in
   fiscal 1995                                               12.00    1,000,000           2000

Warrants issued in connection with services           .26  -   .75      274,400    2003 - 2004

Warrants issued in connection with repaid
   notes payable                                      .28  -  1.22      800,000    2000 - 2003

                                                   Avitar, Inc. and Subsidiaries

                                      Notes to Consolidated Financial Statements
- ------------------------------------------------------------------------------

12.    Stockholders'
       Equity
       (Continued)

       Stock Options                  The Company has stock option plans
                                      providing for the granting of incentive
                                      stock options for up to 750,000 shares of common stock to certain employees to purchase common stock at not less than 100% of the fair market value on the date of grant. Each option granted under the plan may be exercised only during the continuance of the optionee's employment with the Company or during certain additional periods following the death or termination of the optionee. For options granted before fiscal 1999, each employee is fully vested in all options granted under the Plan after the completion of two years of continuous service to the Company. If the optionee has been employed by the Company for a period of less than two years, all options granted under the plan vest at a rate of 50% per year.
                                      Options granted in fiscal 1999 vest at a rate of 20% per year.

                                      During fiscal 1995, the Company adopted a directors' plan, (the "Directors' Plan"). Under the Directors' Plan, each nonmanagement director is to be granted options covering 5,000 shares of common stock initially upon election to the Board, and each year in which he/she is selected to serve as a director. In fiscal 1999 and 1998, no options were granted to directors under the Directors' Plan, although 210,000 options were granted to directors outside of the Director's Plan.

                                      During 1998, 1,227,350 options held
                                      primarily by employees and directors of
                                      the Company at exercise prices ranging
                                      from $.38 to $1.19 were cancelled and
                                      reissued at prices ranging from $.20 -
                                      $.25 per share which represented the
                                      current stock price at the reissue date.
                                      These options are included in cancelled
                                      and granted amounts in the following
                                      table.

                                                   Avitar, Inc. and Subsidiaries

                                      Notes to Consolidated Financial Statements
- ------------------------------------------------------------------------------

12.    Stockholders'
       Equity
       (Continued)

       Stock Options                  During fiscal 1998 and 1999, 551,250 and
       (Continued)                    6,001,500 options, respectively, were
                                      granted primarily to employees and
                                      directors of the Company with exercise
                                      prices equal to the stock's fair value on the issue date. 5,677,500 of the 1999 options were granted outside of the Company's established plans to management and senior officers. 2,838,750 of these options begin to vest on the anniversary date of the grant at a rate of 20% per year. 2,838,750 of these options vest the earlier of 9 1/2 years from grant date, retirement of optionee who has attained 65 years of age, or attainment of certain performance objectives. During fiscal
                                      1999, 420,000 options held by employees of the Company expired and 56,450 options held by employees were exercised.

                                      A summary of option transactions is as
                                      follows:

                                                                                   Shares            Price
                                      --------------------------------------------------------------------
                                      Outstanding at September 30, 1997          1,479,573    $.38 - $7.38

                                      Cancelled/expired                         (1,327,350)    .38 -  1.19
                                      Granted                                    1,778,600     .20 -   .25
                                      --------------------------------------------------------------------

                                      Outstanding at September 30, 1998          1,930,823     .20 -  7.38

                                      Cancelled/expired                           (420,000)    .20 -  1.36
                                      Exercised                                    (56,450)    .20 -   .53
                                      Granted                                    6,001,500     .28 -  2.24
                                      --------------------------------------------------------------------

                                      Outstanding at September 30, 1999          7,455,873    $.20 - $7.38
                                      --------------------------------------------------------------------

                                                   Avitar, Inc. and Subsidiaries

                                      Notes to Consolidated Financial Statements
- ------------------------------------------------------------------------------

12.    Stockholders'
       Equity
       (Continued)

       Stock Options                  The following tables summarize information
       (Continued)                    about stock options outstanding and
                                      exercisable at September 30, 1999:

                                                                               Options Outstanding
                                                              ---------------------------------------------------
                                                                                      Weighted-
                                                                  Number               Average          Weighted-
                                            Range of          Outstanding at          Remaining          Average
                                            Exercise           September 30,         Contractual        Exercise
                                             Prices                1999             Life (years)          Price
                                      ---------------------------------------------------------------------------
                                      $     - - $   .20            392,150               5.5              $   .20
                                          .25 -     .28          1,110,000               8.3                  .25
                                         .345 -     .38          4,124,500               9.3                  .35
                                                    .59             17,223               5.3                  .59
                                         1.19 -    1.36          1,255,000               9.7                 1.35
                                                   2.24            537,000              10.0                 2.24
                                                   7.38             20,000               3.0                 7.38
                                      ---------------------------------------------------------------------------

                                      $   .20 - $  7.38          7,455,873               9.0              $   .65
                                      ---------------------------------------------------------------------------
                                                                               Options Exercisable
                                                              ---------------------------------------------------
                                                                                      Weighted-
                                                                  Number               Average          Weighted-
                                            Range of          Outstanding at          Remaining          Average
                                            Exercise           September 30,         Contractual        Exercise
                                             Prices                1999             Life (years)          Price
                                      ---------------------------------------------------------------------------
                                      $     - - $   .20            302,125               4.7              $   .20
                                          .25 -     .28            787,000               8.2                  .25
                                         .345 -     .38            430,000               9.1                  .35
                                                    .59             17,223               5.3                  .59
                                         1.19 -    1.36              5,000               6.5                 1.19
                                                   7.38             20,000               3.0                 7.38
                                      ---------------------------------------------------------------------------

                                      $   .20 - $  7.38          1,561,348               7.7              $   .37
                                      ---------------------------------------------------------------------------

                                                   Avitar, Inc. and Subsidiaries

                                      Notes to Consolidated Financial Statements
- ------------------------------------------------------------------------------

12.    Stockholders'
       Equity
       (Continued)

       Stock Options                  The Company accounts for its stock-based
       (Continued)                    compensation plan using the intrinsic
                                      value method. Accordingly, no compensation cost has been recognized for its stock option plan. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method of Statement of Financial Accounting Standards No. 123,
                                      Accounting for Stock-Based Compensation, the Company's net loss and loss per share would have been adjusted to the pro forma amounts indicated below:

                                      Years ended September 30,                                 1999              1998
                                      --------------------------------------------------------------------------------
                                      Net loss                     As reported          $ (3,117,680)       $ (757,954)
                                                                   Pro forma            $ (3,264,120)       $ (803,191)

                                      Loss per share               As reported          $       (.24)       $     (.05)
                                                                   Pro forma            $       (.25)       $     (.05)

                                      In determining the pro forma amounts
                                      above, the Company estimated the fair
                                      value of each option granted using the
                                      Black-Scholes option pricing model with
                                      the following weighted-average assumptions used for grants in 1999 and 1998: dividend yield of 0% for both years and expected volatility of 45.8% for 1999 and 46.60% for 1998, risk free rates ranging from 4.60% to 6.13% for 1999 and 5.26% to 5.59%
                                      for 1998, and expected lives of 5-9 years for 1999 and 1-9 years for 1998.

                                      The weighted average fair value of options granted in fiscal 1999 and 1998 was $.41 and $.07, respectively.

                                                   Avitar, Inc. and Subsidiaries

                                      Notes to Consolidated Financial Statements
- ------------------------------------------------------------------------------

12.    Stockholders'
       Equity
       (Continued)

       Earnings Per                   The following data show the amounts used
       Share                          in computing earnings per share:

                                      September 30,                                               1999                1998
                                      ------------------------------------------------------------------------------------
                                      Net loss from continuing operations               $   (3,117,680)     $   (1,894,124)
                                      Less:
                                         Preferred stock dividends                            (274,677)             (5,494)
                                         Accreted dividends                                   (873,073)                  -
                                         Value of warrants issued in
                                           connection with Series B preferred
                                           stock sales                                        (609,266)                  -
                                      ------------------------------------------------------------------------------------

                                      Loss available to common stockholders
                                        used in basic and diluted EPS                   $   (4,874,696)     $   (1,899,618)
                                      ------------------------------------------------------------------------------------

                                      Weighted average number of common
                                        shares outstanding                                  20,303,819          16,577,892
                                      ------------------------------------------------------------------------------------

                                      The following table summarizes securities that were outstanding as of September 30, 1999 and 1998, but not included in the calculation of diluted net loss per share because such shares are antidilutive:

                                      September 30,                                   1999                1998
                                      ------------------------------------------------------------------------
                                      Stock options                              7,455,873           1,930,823
                                      Convertible preferred stock               16,826,744           3,325,137
                                      Stock warrants                             9,531,000           4,187,700

                                                   Avitar, Inc. and Subsidiaries

                                      Notes to Consolidated Financial Statements
- ------------------------------------------------------------------------------

12.    Stockholders'
       Equity
       (Continued)

       Settlement of                  A.S. Goldmen & Company, Inc.
       Litigation                     ("Underwriter") and certain holders of the
                                      Underwriter's warrants issued by the
                                      Company had previously commenced a court action against the Company in the Federal
                                      Court for the Southern District of New
                                      York (the "Court"). In December 1998, the
                                      Court denied the Company's motion to
                                      dismiss this action, but the Court did not decide and expressly left open the principal legal argument urged by the Company in favor of dismissal. In March
                                      1999, this action was settled and
                                      discontinued with prejudice. In connection with the settlement, the Company issued
                                      400,000 shares of common stock.

13.    Income Taxes                   No provision for Federal income taxes has
                                      been made for the years ended September
                                      30, 1999 and 1998, due to the Company's
                                      operating losses. At September 30, 1999, the Company has unused net operating loss carryforwards of approximately $24,600,000
                                      (including approximately $11,000,000
                                      acquired from ATI) which expire at various dates through 2019. Most of this amount is subject to annual limitations due to various "changes in ownership" that have occurred over the past few years.
                                      Accordingly, most of the net operating
                                      loss carryforwards will not be available to use in the future.

                                      As of September 30, 1999 and 1998, the
                                      deferred tax assets related to the net
                                      operating loss carryforwards have been
                                      fully offset by valuation allowances,
                                      since the utilization of such amounts is uncertain.

                                                   Avitar, Inc. and Subsidiaries

                                      Notes to Consolidated Financial Statements
- ------------------------------------------------------------------------------

14.    Major Customers                Customers in excess of 10% of total sales
       and Product                    are:

                                      Years ended September 30,          1999                1998
                                      -----------------------------------------------------------
                                      Customer A                   $  350,000         $   232,000
                                      Customer B                   $  746,000         $   955,000

                                      At September 30, 1999, accounts receivable from these major customers totaled approximately $113,793.

                                      One product represents the majority of
                                      ATI's sales. The Company purchases the
                                      materials for this product from one
                                      supplier. The loss of this supplier could have a material adverse effect on the Company.

15. Subsequent                        Subsequent to year end, the Company
    Events                            received $242,000 in connection with the
                                      preferred stock subscription receivable, as well as $2,598,000 in connection with the sale of Series C convertible preferred stock and the exercise of warrants.

CORPORATE INFORMATION

Board of Directors
Peter P. Phildius
Douglas W. Scott
Neil R. Gordon
James Groth
Charles R. McCarthy

CORPORATE OFFICERS

Peter P. Phildius
Chairman and Chief Executive Officer

Douglas W. Scott
President and Chief Operating Officer

J.C. Leatherman, Jr.
Chief Financial Officer and Secretary

Carl M. Good III, Ph.D.
Vice President, Research & Development

Douglas E. Lewis
Chief Executive Officer and President
United States Drug Testing Laboratories, Inc

LEGAL COUNSEL

Dolgenos Newman & Cronin LLP
96 Spring Street
New York, NY 10012

INDEPENDENT ACCOUNTANTS

BDO Seidman, LLP
40 Broad Street, Suite 500
Boston, MA 02109

STOCKHOLDERS INFORMATION

STOCK TRADING INFORMATION

American Stock Exchange Symbol: AVR

INVESTOR RELATIONS CONTACT

Avitar, Inc.
65 Dan Road
Canton, MA 02021
Attn: Investor Relations Dept.
781-821-2440
investorrelations@avitarinc.com

SEC FORM 10-K

A copy of our Form 10-K, as filed with the Securities and Exchange Commission, may be obtained without charge upon written request to the Investor Relations contact.

TRANSFER AGENT AND REGISTRAR

Continental Stock Transfer and Trust Company
2 Broadway
New York, NY 10004
212-509-4000

CORPORATE HEADQUARTERS

Avitar, Inc.
65 Dan Road
Canton, MA 02021
781-821-2440

www.avitarinc.com

ORALscreen, HAIRscreen, Hydrasorb and Accusorb are trademarks of Avitar, Inc.

copyright 2000 Avitar.

                                    APPENDIX

                                       TO

                         AVITAR, INC. 1999 ANNUAL REPORT

            MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

     The following discussion and analysis should be read in conjunction with the Company's consolidated financial statements and the notes thereto appearing elsewhere in this report.

Results of Operations

Revenues

     Sales for the fiscal year ended September 30, 1999 ("Fiscal 1999")increased $291,777 or approximately 13% to $2,495,423 from $2,203,646 for the fiscal year ended September 30, 1998 ("Fiscal 1998"). The results for Fiscal 1999 primarily reflect the increase in sales of drug of abuse testing kits and services of approximately $399,000 (including revenues from USDTL of approximately $245,000); offset in part by a decrease in the sales of the wound dressing products of approximately $107,000.

Operating Expenses

     Costs of sales were approximately 83% of sales in Fiscal 1999 compared to approximately 87% of sales for Fiscal 1998. The lower ratio of cost to sales for Fiscal 1999 was primarily related to the increase in sales described above and the change in the product mix.

     Sales, general and administrative expenses for Fiscal 1999 increased $1,143,354 or approximately 75%, to $2,673,415 from $1,530,061 for Fiscal 1998.
This increase resulted mainly from expanded sales, marketing and administrative efforts associated with the Company's launching of its OralScreen(Trademark) products of approximately $1,000,000 and USDTL's selling, general and administrative expenses of approximately $171,000.

     Research and development expenses for Fiscal 1999 amounted to $792,211 compared to $546,233 for Fiscal 1998. The increase of $245,978, or approximately 45%, was primarily attributable to increased research and development activities related to the Company's OralScreen(Trademark) products.

     For Fiscal 1999, amortization of goodwill of $70,424 was recorded in connection with the Company's acquisition of USDTL compared to no amortization of goodwill in Fiscal 1998.

Other Income and Expense

     Interest income amounted to $30,273 for Fiscal 1999 compared to $8,126 for Fiscal 1998. This increase resulted primarily from the interest earned on cash management accounts and on the notes receivable from investors in connection with the Company's sales of Series B Redeemable Convertible Preferred Stock.

     Interest expense and financing costs were $121,572 for Fiscal 1999 compared to $135,398 incurred during Fiscal 1998. This decrease resulted primarily from reduced interest expense on loans from banks and related parties.

     Other income amounted to $73,729 for Fiscal 1999 versus other income of $25,965 for Fiscal 1998. This change mainly reflects rental income from the Company subleasing excess square feet in its facility to a major department store chain and a software maintenance company.

Discontinued Operations

     In October 1997, the Company consummated the sale of the net assets and business of its MHB subsidiary and received $1,286,000. No income or expenses from this subsidiary were recorded in Fiscal 1999 compared to income from operations and sale of MHB of $1,136,170 in Fiscal 1998.

Net Loss

     Primarily as a result of the factors described above, the Company had a net loss of $3,117,680 for Fiscal 1999 compared to a net loss of $757,954 for Fiscal 1998.

Financial Condition and Liquidity

     At September 30, 1999 and September 30, 1998, the Company had working capital deficiencies of $738,755 and $1,569,085, respectively, and cash and cash equivalents of $280,758 and $12,483, respectively. Net cash used in operating activities during Fiscal 1999 amounted to $3,346,604 resulting primarily from the operating loss of $3,117,680, an increase in accounts receivable of $108,051, increases in inventories and prepaid expenses of $91,068 and an increase in other assets of $327,627; partially offset by depreciation and amortization of $121,112, amortization of goodwill of $70,424 and non-cash charges for services and compensation of $28,746 and increases in accounts payable and accrued expenses of $77,540. Net cash provided by financing and investing activities during Fiscal 1999 was $3,614,879 which included proceeds from the sale of preferred stock and warrants of $2,959,832, proceeds from the exercise of options and warrants of $888,282 and proceeds, net of cash acquired, from the acquisition of USDTL of $11,882; offset in part by re-payment of notes payable and long-term debt of $175,938 and purchases of property and equipment of $69,179.

     During the period of Fiscal 1999, the Company received net proceeds of approximately $3,658,300 ($2,959,832 in cash and $698,468 in notes receivable) from the sale of 1,542,966 shares of Series B Convertible Preferred Stock (convertible at any time into 15,429,660 shares of the Company's common stock) which included warrants to purchase 7,386,600 shares of the Company's common stock at exercise prices of approximately $.225-2.39 per share for periods of twelve to thirty-six months. From February through September 1999, the Company received net proceeds of approximately $888,282 from the exercise of warrants and stock options to purchase approximately 2,300,650 shares of the Company's common stock. In March 1999, both the Chairman of the Board and the President of the Company converted notes payable (including the accrued interest thereon) and accrued salaries totaling $200,000 into 24,570 shares of the Company's Series B convertible preferred stock (convertible into 245,700 shares of the Company's common stock) and warrants to purchase 400,000 shares of the Company' s common stock at an exercise price of $1.22 per share for one year. During the period of October through early January 2000, the Company received net proceeds of $2,402,000 from the sale of 400,333 shares of Series C convertible preferred stock and approximately $196,000 from the exercise of warrants to purchase approximately 427,000 shares of the Company's common stock. From January 2000 to April 2000, the Company expects to receive proceeds of approximately $3,000,000 to $4,000,000 from the exercise of warrants issued in connection with the sale of the Series B convertible preferred stock. Currently, all such warrants are in the money. In addition, the Company is actively attempting to raise up to $3,000,000 from the sales of equity securities to provide working capital and capital equipment funding to operate the Company, expand the Company's business and to pursue the development of oral fluid diagnostic testing for disease. However, there can be no assurance that these financings will be achieved or that the warrants will be exercised. For the balance of fiscal year 2000, the Company's cash requirements are expected to include primarily the funding of operating losses, the payment of outstanding accounts payable, the repayment of certain notes payable, the funding of operating capital to grow the Company's drugs of abuse testing products and services and the initial funding for the development of oral fluid diagnostic testing products for diseases.

     Although operating revenues (exclusive of revenues from USDTL of $245,000) of the Company rose only 2% in Fiscal 1999, sales are expected to grow at a more rapid 15 pace during Fiscal 2000 as the Company continues to increase the shipments of its OralScreen(Trademark) products and expands the business of USDTL. Based on current sales, expense and cash flow projections, the Company believes that the current level of cash and short-term investments on hand and a portion of the anticipated net proceeds from the financing mentioned above would be sufficient to fund operations until the Company achieves profitability. There can be no assurance that the Company will consummate the above-mentioned financing, or that any or all of the net proceeds sought thereby will be
obtained.  Once  the  Company  achieves  profitability,   the  longer-term  cash
requirements of the Company to fund operating activities, purchase capital equipment, expand the existing business and develop new products are expected to be met by the anticipated cash flow from operations and proceeds from the financings described above. However, because there can be no assurances that sales will materialize as forecasted, management will continue to closely monitor and attempt to control costs at the Company and will continue to actively seek the needed additional capital.

Year 2000 Impact

     Many currently installed computer systems and software products are coded to accept or recognize only two digit entries in the date code field. These systems and software products will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, computer systems and/or software used by many companies and governmental agencies may need to be upgraded to comply with such Year 2000 requirements or risk system failure or miscalculations causing disruptions of normal business activities.

     The Company has completed a review concerning the ability of its internal information systems, including its internal accounting systems, to handle date information and function appropriately from and after January 1, 2000. The steps necessary to become Year 2000 Compliant are expected to be completed by January 31, 2000 at an estimated cost of less than $100,000.

New Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board issued FSAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires companies to recognize all derivative contracts as either assets or liabilities in the balance sheet and to measure them at their fir values. If certain conditions are met, a derivative may be specifically designed as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged assets or liability or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized income in the period of change. SFAS No. 133, as amended by SFAS No. 137, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000.

     Historically, the Company has not entered into derivative contracts either to hedge existing risks or for speculative purposes. Accordingly, the Company does not expect adoption of the new standard to effect its financial statements.

            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     Market Price Data. Until March 24, 1998 the Company's Common Stock was traded on The Nasdaq Stock Market Small-Cap Market ("NASDAQ") under the symbol AVIT. Since March 25, 1998, the Company's Common Stock has been quoted on the NASD OTC Bulletin Board ("OTC") under the symbol AVIT. The Class A Warrants have not traded. The table below sets forth the high and low sales prices for the Company's Common Stock, as quoted on NASDAQ and OTC, for the periods indicated. Quotations reflect inter-dealer prices without retail markup, markdown or commission, and do not necessarily represent actual transactions:

  Fiscal 1998                       High                      Low
-----------                         ----                      ---
First Quarter                       .34                       .09
Second Quarter                      .31                       .09
Third Quarter                       .28                       .13
Fourth Quarter                      .29                       .13

Fiscal 1999
-----------
First Quarter                       .19                       .16
Second Quarter                     1.48                       .22
Third Quarter                      1.95                      1.23
Fourth Quarter                     4.15                      1.38

     As of December 31, 1999 the last sales price for the Company's Common Stock was $ 2.94.

     NASDAQ Listing. On March 24, 1998, the Company was notified after the close of trading that its stock would no longer be traded on NASDAQ, but instead be quoted on the OTC.

     Holders. The Company had approximately 350 owners of record and, it believes, in excess of 2,000 beneficial owners of the Company Common Stock as of December 31, 1999.

     Dividends. Since its inception, the Company has not paid or declared any cash dividends on its Common Stock. The Company intends to retain future earnings, if any, that may be generated from its operations to help finance the operations and expansion of the Company and accordingly does not plan, for the reasonably foreseeable future, to pay cash dividends to holders of its Common Stock. Any decisions as to the future payment of dividends will depend on the earnings, if any, and financial position of the Company and such other factors as its Board of Directors may deem relevant.

     Sales of Unregistered Securities. During the quarter ended September 30, 1999, the Company issued 2,062,570 shares of the Company's common stock as compensation for the acquisition of USDTL. In addition, the Company issued 352,760 shares in connection with the exercise of warrants and services provided to the Company for which it received proceeds of approximately $87,000. The exemption for registration of these securities is based on Section 4(2) of the Securities Act.